Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Keurig Dr Pepper Inc (KDP)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Keurig Dr Pepper Inc (KDP)
Vote Yes: Item #4 – Stockholder Proposal on Plastic Packaging

Annual Meeting: June 10, 2024

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board issue a report, at reasonable expense and excluding proprietary information, describing the potential and options for the Company to rapidly reduce dependence on single-use plastic packaging in alignment with the findings of the Pew Report or other authoritative sources.

Supporting Statement: The approaches the Company evaluates in the report, at Board and management discretion, could include:

•	Expanding global reuse and refill infrastructure;

•	Evaluating opportunities to set timebound reuse and refill goals at the country or regional level;

•	Establishing uniform methodology for the measurement of reuse and refill servings delivered; and

•	Publicly disclosing Company reuse and refill metrics.

SUMMARY

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastic into oceans could nearly triple by 2040.1

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2024 Proxy Memo Keurig Dr Pepper Inc | Plastic Packaging

The growing plastic pollution crisis poses increasing risks to Keurig Dr Pepper (KDP). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.2 Governments around the world are increasingly enacting such policies, including taxing corporations for single-use plastic (SUP) packaging, including new laws in Maine, Oregon, Colorado, and California.3 The European Union has banned ten common SUP pollutants and imposed a tax on non-recycled plastic packaging waste.4

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave, (Pew Report) concluded that improved recycling alone is insufficient to address plastic pollution – instead, recycling must be coupled with reductions in use, materials redesign, and substitution.5 At least one-third of plastic use can be reduced, and reduction is the most viable solution from environmental, economic, and social perspectives.6

KDP recently committed to shareholders to increase use of reusable and refillable packaging (Reusables) as part of its efforts to decrease SUP use.7 However, KDP reports increases in total plastic used by more than 7% since 2019, undermining the Company’s goal to reduce virgin plastic use by 20% by 2025.8

Competitors Coca-Cola Co (Coca-Cola) and PepsiCo Inc (PepsiCo) have established Reusables packaging systems, with ambitious global goals for expansion. Coca-Cola has pledged to deliver 25% of beverages by volume in Reusables by 2030,9 and PepsiCo has committed to 20%.10 These companies are responding to consumer demand for sustainable packaging.11

KDP offers refillable glass bottles in Mexico and could demonstrate a commitment to decreasing total plastic used by expanding Reusables infrastructure to the United States. KDP could mitigate environmental, financial, regulatory, and reputational risk related to plastic pollution by setting timebound and quantifiable Reusables goals.

RATIONALE FOR A YES VOTE

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.
2.	Keurig Dr Pepper fails to provide shareholders with sufficient information as to whether and how it will reduce its plastic use intensity, exposing the Company to reputational, financial, and operational risk.

3.	Keurig Dr Pepper lags peers in transitioning from disposable to reusable packaging.

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2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

6 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

7 https://www.greencentury.com/keurig-dr-pepper-steps-up-efforts-to-address-single-use-plastics-in-response-to-green-century-proposal/

8 https://gc-data.emf.org/2023/detail-ppu/?cid=keurig-dr-pepper

9 https://www.asyousow.org/press-releases/2022/2/10/coca-cola-increase-sales-refillable-bottles

10 https://www.asyousow.org/press-releases/2022/12/6/pepsi-pledges-double-zero-waste-packaging-by-2030

11 https://www.businessnewsdaily.com/15087-consumers-want-sustainable-products.html

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2024 Proxy Memo Keurig Dr Pepper Inc | Plastic Packaging

DISCUSSION

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

As plastic pollution has grown into an international crisis, increasing attention is being paid by governments, media, and citizens to the world’s consumption and disposal of single-use products generally, including packaging of all material types.

Recently, new laws adopted in Colorado, Maine, Oregon, and California aim to shift the financial burden for waste management from consumers and local government to corporations. These EPR laws will effectively tax corporations for the single-use and disposable packaging they produce based on various sustainability metrics.12 Similar laws have been introduced throughout the United States, including more than 75 bills between 2020 and 2022 alone, with packaging as the most common covered product, demonstrating a rapidly growing trend of increased legal accountability for corporations for the financial costs of the packaging waste they produce. 13 EPR for packaging laws have also been enforced for decades within European Union nations and many other countries.14 Under the majority of EPR laws for packaging, reusable packaging is exempt from any taxes or fees to promote a circular economy that reduces waste.

Addressing pollution from plastic packaging is a key governmental priority worldwide. Leaders from 193 United Nations member states are in the process of negotiating a global treaty to end plastic pollution; the nations are considering a mandate for legally binding plastic use reductions and recyclability to transition the global market away from disposable packaging and towards reusables.15 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognition of plastic pollution as a severe threat to business’ social license to operate.16 The ramifications of the Global Plastics Treaty are expected to affect packaging of all materials by bolstering the transition to reusable, returnable, and refillable packaging, making recyclability and use of recycled content standard, and holding producers financially accountable for packaging at its end-of-life.

EPR laws that tax single-use packaging, especially plastic packaging, and incentivize reusable packaging are increasingly becoming the norm in the United States and around the world. With widespread adoption of these laws, corporations could be legally responsible for as much as $100 billion annually to cover the waste management costs of their packaging.17

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12 https://www.huntonnickelreportblog.com/2024/01/extended-producer-responsibility-for-packaging-whats-ahead-in-2024/

13 https://www.ncsl.org/environment-and-natural-resources/extended-producer-responsibility

14 https://www.oecd.org/environment/extended-producer-responsibility.htm

15 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

16 https://www.businessforplasticstreaty.org/endorsers

17 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

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2024 Proxy Memo Keurig Dr Pepper Inc | Plastic Packaging

2.	Keurig Dr Pepper fails to provide shareholders with sufficient information as to whether and how it will reduce its plastic use intensity, exposing the Company to reputational, financial, and operational risk.

KDP appears unprepared to meet the risks faced by plastic packaging pollution, including the Global Plastic Treaty and EPR laws, as the amount of overall plastic used by the Company continues to increase and the Company has no goals to transition from disposable to reusable packaging.18

In 2021 KDP announced a goal to reduce its use of virgin plastic by 20% over a 2019 baseline. The Company committed to achieve this goal through a variety of strategies, including increased use of recycled content, elimination of unnecessary material, redesign of packaging, and exploration of reuse models.19 Three years later, the Company reports success, stating 9.92% reduction in virgin plastic.20 The 9.92% reduction figure connotes, especially to the public, media, shareholders, and most laypeople, that the Company is reducing risk faced by plastic pollution by reducing its use of virgin plastic while obscuring the reality that that Company’s overall use of plastic and therefore its risk faced by plastic pollution has actually increased by 10% over these same three years, from 224,480 metric tonnes of plastic packaging used in FY19 to 246,587 metric tonnes of plastic packaging used in FY22.21

The misperception of progress towards risk mitigation lies in the Company’s narrow focus on virgin plastic reduction – the replacement of virgin content with recycled content – rather than reducing its plastic use intensity – the amount of plastic used for each dollar of revenue. Recycled content is one element of the promotion of a circular economy when done alongside additional strategies, including plastic elimination and substitution with reusables as the Company initially pledged to pursue. Plastic made of recycled content perpetuates the take-make-waste linear economy and has the same propensity to end up as plastic pollution in our oceans, landfills, and waterways.

The groundbreaking Pew Report states that plastic recycling and incorporation of recycled content must be coupled with reductions in overall plastic use, materials redesign, and substitution of disposable plastics for other materials and delivery formats.22 Further, the Pew Report finds that at least one-third of plastic use can, and must, be reduced at the source, and reduction is the most viable solution from environmental, economic, and social perspectives.23

KDP states an interest in reducing its single-use plastic use and reports a 1% increase in reusable packaging and has recently announced a new plastic-free product, K-Rounds.24 However, the Company has not stated a public plan for how, or if, it will leverage these packaging formats to increase the volume of sales in zero packaging or reusable packaging, nor has the Company set a reusables goal to drive progress.

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18 https://gc-data.emf.org/2023/detail-ppu/?cid=keurig-dr-pepper

19 https://www.asyousow.org/press-releases/2021/4/12/after-dialogue-with-as-you-sow-keurig-dr-pepper-agrees-to-20-cut-in-virgin-plastic-use

20 https://gc-data.emf.org/2023/detail-ppu/?cid=keurig-dr-pepper

21 https://gc-data.emf.org/2023/detail-ppu/?cid=keurig-dr-pepper

22 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

23 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

24 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

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2024 Proxy Memo Keurig Dr Pepper Inc | Plastic Packaging

To effectively mitigate risks faced by plastic pollution KDP must evaluate new opportunities to decouple growth from plastic use by using less plastic overall and develop a plan and a goal to increase use of reusable packaging. The Company could assess these opportunities and communicate its plans to address the risks faced by plastic pollution by conducting the report requested in this proposal.

3.	Keurig Dr Pepper lags peers in transitioning from disposable to reusable packaging.

Competitors Coca-Cola and PepsiCo both have significant goals to permanently transition part of their portfolios to reusable packaging. Coca-Cola has the largest corporate goal for reusable packaging, pledging to deliver 25% of beverages by volume in reusables or refillables by 2030.25 In FY22 Coca-Cola reported that 16.46% of its plastic packaging is currently available in reusable packaging across 58 different product lines. PepsiCo holds the second-largest corporate reusables goal, committing to deliver 20% of beverages in reusables by 2030.26 KDP has failed to set a reusable packaging goal and reports only approximately 1% of its product packaging in reusables, falling far behind its peers in developing infrastructure for this burgeoning product delivery platform.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its Opposition Statement, the KDP asserts that its virgin plastic reduction goal and action on reuse pilots substantively address risks faced by plastic pollution while failing to acknowledge that the Company’s overall plastic use is substantially increasing year after year.

As described in the Pew Report and above, virgin plastic reduction alone will not tangibly address global plastic pollution. Companies must reduce overall plastic use, redesign product delivery to be package free or reusable, and set a variety of complementary goals to mitigate plastic risks. KDP claims that its packaging strategy is comprehensive yet lacks an overall plastic reduction strategy or goal and a reuse or package-free goal to guide action and report on progress.

Noted in the Company’s Opposition Statement and mentioned above is KDP’s reporting on reusable packaging; a statement saying otherwise was incorrectly made in the initial filing of this proposal. The Company states that it collaborates with industry partners to promote long-term solutions to sustainable packaging, include strategies to better report on reusables. The report requested in this proposal would complement this work by providing a concise summary for shareholders of the Company’s ongoing learnings, actions, and evaluations on plastic reduction, reusable packaging, and minimizing regulatory, reputational, financial, and operational risks evidenced in the growing number of EPR laws for packaging and the forthcoming Global Plastics Treaty.

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25 https://www.coca-colacompany.com/media-center/coca-cola-announces-industry-leading-target-for-reusable-packaging

26 https://www.prnewswire.com/news-releases/pepsico-introduces-new-packaging-goal-doubling-down-on-scaling-reusable-packaging-options-301692662.html

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2024 Proxy Memo Keurig Dr Pepper Inc | Plastic Packaging

CONCLUSION

Vote “Yes” on this Shareholder Proposal #4 Regarding Plastic Packaging Reduction. KDP fails to adequately respond to risks faced by plastic packaging pollution by maintaining a narrow focus on reducing virgin plastic rather than overall plastic. KDP has fallen behind peers like Coca-Cola and Pepsi in reducing single-use plastics through reusable packaging goals and is vulnerable to reputational, financial, and operational risks. Our Company must avoid these risks by evaluating new opportunities to reduce overall use of plastic packaging, such as exploration of reusable packaging. We urge a “Yes” vote on this resolution.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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